UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

4 Pandan Crescent #03-03

Singapore (128475)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F ☐  Form 40-F

TABLE OF CONTENTS

Exhibits

Exhibit 99.1 — LightInTheBox Completes $5.49 Million Private Placement to Accelerate AI-Driven Transformation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: August 13, 2026

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